February 14, 2011

Duc Dang, Attorney/Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3010

Re:	Moneylogix Group, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 16, 2010
File No. 000-30424

Dear Mr. Dang:

We are in receipt of your letter dated July 23, 2010 in which you provided Moneylogix group, Inc., (the “Company”) with comments on the Company’s Preliminary Information Statement on Schedule 14C (the “Preliminary 14C”) filed on July 16, 2010.  Per our telephone discussion on Friday, February 11, 2011, the following is a brief overview of the status of the Company and our responses to your comments:

Overview

On March 24, 2010, Panacea Pharmaceuticals, Inc., (“Pharmaceuticals”) a corporation organized under the laws of the State of Maryland, and Panacea Global, Inc., (“Global”) a corporation organized under the laws of the State of Delaware, entered into a Licensing Agreement whereby Pharmaceuticals granted Global a license, with right of sublicense, under a patent held by Pharmaceuticals.  Under the agreement, Global and Pharmaceuticals agreed to negotiate in good faith a mutually-acceptable Stock Purchase/Subscription Agreement or similar definitive agreement for the acquisition by Pharmaceuticals of Thirty Five Million Five Hundred Thousand (35,500,000) shares of the common stock of Global. In addition, as consideration for the licenses granted by Pharmaceuticals to Global, Global was to pay Pharmaceuticals Two Million Five Hundred Thousand Dollars (2,500,000) (the “License Fee”) no later than within the thirty (30) days following Global’s receipt of an aggregate of Ten Million Dollars ($10,000,000) in equity investment (the “Investment”). As of the date of this filing the Licensing Fee has not been paid and Global has not been in receipt of the Investment. For more details please view the Licensing Agreement filed on July 8, 2010 as Exhibit 10 to the Current Report on Form 8-K.

On June 30, 2010, a Stock Purchase Agreement and Share Exchange Agreement (the “Agreement”) was entered into by and among Moneylogix Group, Inc., a corporation existing under the laws of the State of Nevada (“Moneylogix”), and Global, and the shareholders of Global. Pursuant to the Agreement, in exchange for Moneylogix acquiring all of the Global common shares, Moneylogix was to issue Seventy Four Million Eight Hundred Thousand (74,800,000) shares to the Panacea Shareholders in the following manner:

Bowen Financial Advisory Group - 8,500,000 shares
Binnay Sethi - 1,000,000 shares
Marciafor Holdings Inc. - 8,000,000 shares
Moshiri Mahmood -14,800,000 shares
Masoud Ataei Nia - 7,000,000 shares
Panacea Pharmaceuticals, Inc. - 35,500,000 shares reserved

As of the date of this filing, Global and the intended Panacea Shareholder, Pharmaceuticals, have not agreed on a mutually acceptable agreement for the acquisition by Pharmaceuticals of Thirty Five Million and Five Hundred Thousand (35,500,000) shares of the common stock of Global. As a result, these shares have been reserved for Pharmaceuticals and are expected to be issued upon a mutually acceptable full closing of the Exchange Agreement.  Pursuant to the Exchange Agreement, specifically Section 7.16, “in the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable…unenforceability shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.” Please refer to the information table under the Security Ownership of Certain Beneficial Owners and Management on the Preliminary 14C filed on January 24, 2011.

General

1.
From your Form 8-K filed on July 8, 2010, we note that on June 30, 2010 you issued 83.7% of your outstanding shares to the shareholders of Panacea in exchange for 100% of their outstanding shares.  We also note that this transaction resulted in a change of control and the appointment of new directors. Please tell us your basis for not seeking shareholder approval for this transaction.

RESPONSE:	Pursuant to NRS 78.3791, we obtained shareholder approval for the issuance of approximately 72.96% of our outstanding shares in exchange for 100% of the Panacea shares.

2.	Please tell us your basis for not registering the issuance of the 74.8 million shares to Panacea Shareholders under the Securities Act of 1933.

RESPONSE:
We did not register the issuance of the 74.8 million shares to the Panacea Shareholders under the Securities Act of 1933 because these shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these individuals had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities Laws of the United States.

Sincerely,

MONEYLOGIX GROUP, INC.

/s/ Binnay Sethi
Binnay Sethi
Chief Executive Officer